Exhibit 99.2

Contact:
Uri Birenberg, CFO
(972) 77-774-5060
urib@radcom.com

RADCOM Announces Proposed Public Offering of $20 Million of Ordinary Shares

Tel Aviv, Israel – May 16, 2016 – RADCOM Ltd. (NASDAQ: RDCM), a leading provider of NFV-ready service assurance and customer experience management solutions for Communications Service Providers (CSPs), announced today that it intends to offer $20 million of its ordinary shares in an underwritten public offering pursuant to an effective shelf registration statement.  RADCOM expects to grant the underwriters a 30-day option to purchase up to an additional 15% of the ordinary shares offered in the public offering. RADCOM’S largest shareholder, Zohar Zisapel, has agreed to purchase up to $5.6 million of the ordinary shares offered in this offering from the underwriters at the public offering price not otherwise purchased by other investors.

RADCOM intends to use the net proceeds of the offering for general corporate purposes, which may include financing its operations, capital expenditures and business development.

In connection with the offering, William Blair & Company, L.L.C. is acting as the sole book-running manager and Needham & Company, LLC is acting as the lead manager.

The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

This offering is being made pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-210448), declared effective by the Securities and Exchange Commission (SEC) on May 4, 2016.  When available, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained by contacting William Blair & Company, L.L.C. at 222 West Adams Street, Chicago, IL 60606, Attention: Prospectus Department, by telephone at (800) 621-0687, or by email at prospectus@williamblair.com.  Electronic copies of the preliminary prospectus supplement and accompanying prospectus will also be available on the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About RADCOM

RADCOM (NASDAQ: RDCM) is a first-mover and leading provider of NFV-ready service assurance and customer experience management solutions for Communications Service Providers (CSPs). RADCOM’s software - MaveriQ - continuously monitors network performance and quality of services, to optimize user experience for CSPs’ subscribers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS and others. MaveriQ enables CSPs to smoothly migrate their networks to NFV by assuring physical, NFV-based and hybrid networks. For more information, please visit www.radcom.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on RADCOM’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of RADCOM could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding RADCOM’s proposed public offering, the amount to be raised, the possible purchase of additional shares, successful closing of the offering and planned use of the net proceeds from the offering. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including market conditions and the satisfaction of customary closing conditions related to the proposed offering, and other risk factors discussed in RADCOM’s preliminary prospectus supplement and in RADCOM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, as amended, filed with the SEC and in subsequent filings with the SEC. Except as otherwise required by law, RADCOM disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.